SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Dec. 07, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
          Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 7, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 7, 2005
Analytical Results Indicate Metallurgical-Grade Coal
at Ivanhoe’s Nariin Sukhait Coal Deposit, Mongolia
ULAANBAATAR, MONGOLIA — Gene Wusaty, Ivanhoe Mines’ President, Coal Division, and John Macken, Ivanhoe’s President, are pleased to announce that independent analytical data on core samples from recent drill holes completed at Ivanhoe Mines’ Nariin Sukhait Coal Project indicate that a significant portion of the coal discovery contains indicators of metallurgical-grade (coking) coal. The coal is high quality in terms of calorific value, has low associated sulphur and has low to moderate ash.
Core from three drill holes in the West Field of Ivanhoe’s Nariin Sukhait license area contain a number of indicators of metallurgical-grade (coking) coal; bituminous rank, high FSI, low ash, very low phosphorous and low sulfur content. These qualities are amenable for making coke, a critical component in steel making. The coal exhibiting these qualities appears to lie in the lower portions of the very thick seams (up to 50 metres) that have been intersected in the extensive drill program completed this year. Further work will define distinct benches which are suitable for use as a blend coal in producing coke for the Chinese steel industry.
Core samples from other drill holes in the West Field area are now being tested. Once completed, geologic models representing the distribution of key coal quality parameters will be prepared by Norwest. Additional efforts will focus on determining the stratigraphic boundaries between the thermal and metallurgical-grade products.
Salient aspects of analytical data include:
•	All samples indicate the coal rank (ASTM) as high volatile A bituminous (hvAb), containing volatiles of 32% – 35% on a dry basis.
•	Samples indicate a low to very low phosphorous content (0.001% – 0.010%)
•	Total alkali (K2O and NaO) content also is indicated to be low (0.23% – 1.01%)
•	Relatively low sulfur (0.3% to 1.0%) and low ash content on an unwashed (raw) basis (5.5% – 12.0%) are indicated.
•	A direct correlation appears to exist between increasing coal depth and increasing free swelling indices (FSI), with the higher values ranging between 6 and 8.
•	Selective mining may be able to produce a raw, low ash (<7%), high FSI (>6) and low alkali (<0.35%) product
Though high volatile coals are not generally used alone in the making of coke, but they are commonly traded in the export market and typically blended with low and/or mid-volatile coals depending on specific customer requirements. Tables 1 & 2 illustrate the actual sample data and key metallurgical properties.
Nariin Sukhait, Ivanhoe’s most advanced coal project, is located approximately 40 kilometres north of the Mongolia-China border. Independent estimates prepared by Norwest Corporation of Salt Lake City, Utah, based on drilling to August 9, 2005, total approximately 116 million tonnes of measured plus indicated resources* (see Ivanhoe Mines’ news release October 16, 2005). New resource estimates based on drilling through mid-November, 2005, are expected before the end of the year.
The resource estimates were prepared to depths of 250 metres. Though the recent analytical data is encouraging, it is clear that only a portion of the total resources contain these favorable metallurgical characteristics.

“To put this information in perspective, the 2005 contract price range for seaborne high-quality thermal coal is approximately US$45 to US$60 a tonne. Depending on quality, world prices for metallurgical coal range from US$70 for semi-soft coking coal to more than US$125 for hard coking coal,” Mr. Wusaty said. “Northern China will likely be the end user of our coal from Nariin Sukhait and it is a market that is experiencing significant industrial growth and widespread coal shortages.”
Table 1: Nariin Sukhait — Unwashed Composite — West Field Resource Area

		Seam Interval (m)				Unwashed Composite
Hole Number	Sample Id	From	To	Seam	*Thickness (m)	Ash (% Dry)	Btu/lb (% Dry)	Volatiles (% Dry)	Sulfur (% Dry)	Volatiles (MAF) (ASTM)	Rank (ASTM)
NSW-35	S5 THRU S23	117.2	128.6	5	11.4	6.7	13,654	34	0.93	36.5	hvAb
NSW-35	S24 THRU S40	129.1	139.1	5	10.0	6.8	13,646	34	0.99	36.7	hvAb
NSW-35	S41 THRU S81	139.4	163.7	5	24.3	6.6	13,714	35	0.71	37.2	hvAb
NSW-35	S82 THRU S98	164.1	174.1	5	10.0	7.1	13,691	33	0.54	35.9	hvAb
NSW-35	S99 THRU S149	174.6	204.7	5	30.1	5.5	13,844	34	0.48	35.9	hvAb
NSW-35	S151 THRU S164	205.3	213.2	5	7.9	5.4	14,190	33	0.48	34.6	hvAb
NSW-35	S166 THRU S174	213.6	218.7	5	5.1	12.0	13,159	32	0.76	36.9	hvAb
NSW-35	S176 THRU S192	219.0	229.0	5	10.0	6.5	13,827	33	0.33	35.7	hvAb

NSW-36	S1 THRU S20	115.3	127.0	6b	11.7	9.3	13,146	34	1.05	37.4	hvAb
NSW-36	S22 THRU S31	134.7	140.5	6	5.8	6.4	13,643	33	0.51	35.7	hvAb

NSW-37	S13 THRU S57	31.7	58.6	5	26.9	7.4	13,296	33	0.96	36.3	hvAb
NSW-37	S58 THRU S97	58.6	82.6	5	24.0	6.3	13,683	35	0.91	37.1	hvAb
NSW-37	S98 THRU S116	82.6	93.2	5	10.6	8.1	13,194	34	0.93	37.8	hvAb
* All thicknesses shown are core sample thickness and do not represent actual “true” seam thickness.
Table 2: Nariin Sukhait Key Metallurgical Properties — West Field Resource Area

		Seam Interval (m)				Metallurgical Properties
Hole Number	Sample Id	From	To	Seam	*Thickness (m)	HGI Grind	FSI	Max Fluidity Gieseler (DDPM)	Dilatometer Dilation (% Max)	Mean-Max Reflectance (% in Oil)	Inerts (%)	Phosphorus (% Dry)
NSW-35	S5 THRU S23	117.2	128.6	5	11.4	56	3	4	-6	0.93	27.3	0.001
NSW-35	S24 THRU S40	129.1	139.1	5	10.0	53	2	7	-18	0.91	26.7	0.001
NSW-35	S41 THRU S81	139.4	163.7	5	24.3	56	5	12	-19	0.88	28.9	0.002
NSW-35	S82 THRU S98	164.1	174.1	5	10.0	59	2 ½	7	-22	0.89	30.1	0.002
NSW-35	S99 THRU S149	174.6	204.7	5	30.1	57	6 ½	27	-24	0.97	30.3	0.002
NSW-35	S151 THRU S164	205.3	213.2	5	7.9	56	7	26	-25	0.96	27.3	0.001
NSW-35	S166 THRU S174	213.6	218.7	5	5.1	57	7	130	0	0.89	27.7	0.005
NSW-35	S176 THRU S192	219.0	229.0	5	10.0	NT	8	190	26	0.90	31.3	0.004

NSW-36	S1 THRU S20	115.3	127.0	6b	11.7	NT	6	8	-24	0.91	32.7	0.007
NSW-36	S22 THRU S31	134.7	140.5	6	5.8	NT	7 ½	108	18	0.85	23.8	0.007

NSW-37	S13 THRU S57	31.7	58.6	5	26.9	NT	4	4	-22	0.87	27.0	0.010
NSW-37	S58 THRU S97	58.6	82.6	5	24.0	55	3	9	-7	0.91	23.9	0.003
NSW-37	S98 THRU S116	82.6	93.2	5	10.6	58	6 ½	45	-24	0.95	32.7	0.004
* All thicknesses shown are core sample thickness and do not represent actual “true” seam thickness.
NT = Not Tested

Qualified Person
Richard Tifft, Vice President Geologic Services with Norwest Corporation and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this release. *Resources that are not reserves do not have demonstrated economic viability. The coal samples reported in the tables above were analyzed at the SGS Beckley, West Virginia, laboratory.
Ivanhoe has engaged Norwest to provide consulting services regarding the exploration and evaluation of the Nariin Sukhait property. Norwest has extensive coal experience in Mongolia including completing a pre-feasibility study of the Tavan Tolgoi coal deposit for the Mongolian Ministry of Infrastructure and Development, providing advisory services to the operating coal mines at Shivee Ovoo and Bagaa Nuur, and overseeing coal exploration programs in Mongolia for other multi-national mining and exploration companies.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to statements concerning Ivanhoe’s planned coal development program, updated resource estimates, pre-feasibility studies, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.
China-bound trucks loading in east pit at MAK Qin Hua Mongolian/Chinese joint-venture coal mine. Ivanhoe’s Nariin Sukhait property is adjacent to, and surrounds, the MAK mine.